EXHIBIT 99.3
                                      to
  INTEGRATED DATA CORP FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 2006
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                                    IN THE CIRCUIT COURT OF THE
                                    ELEVENTH .JUDICIAL CIRCUIT IN AND
                                    FOR DADE COUNTY, FLORIDA

                                    GENERAL JURISDICTION

                                    Case No. 07-42856CA 09

                                           THE ORIGINAL FILED
                                            ON DEC - 5 2007
                                            IN THE OFFICE OF
                                         CIRCUIT COURT DADE CO FL
                                             CIVIL DIVISION


ISLAND PREMIER RESORTS, LTD.,
          Plaintiff,

     v.

JOEL WILLIAMS,
          Defendant.

-----------------------------/

                                  COMPLAINT
                                  ---------

Plaintiff, Island Premier Resorts, Ltd. ("IPR") sues defendant, Joel Williams ("Williams") and states:

              I. GENERAL ALLEGATIONS, THE PARTIES, JURISDICTION
                 ----------------------------------------------

1. This is an action for breach of fiduciary duty, injunctive relief, and declaratory relief.

2. Plaintiff, IPR, is a Bahamian company. IPR's exclusive business and commercial purpose is the acquisition and management of real property to generate profits from the acquired assets pursuant to the development of projects.

3. Defendant, Williams, is a natural person whose primary, if not permanent, place of residence is in Miami-Dade County, Florida.

4. At all times material and relevant to this action Williams held himself out to have particular expertise concerning real estate title issues in the Bahamas. Williams made this representation for the purpose of attracting investors from Miami, Florida for various real estate projects, including development projects in Rum Cay, Bahamas. He knew at the time that the representations were made that they were false.

5. Williams is the President of S&W Consultants, Ltd. ("S&W"), a Bahamian corporation. S&W was created to facilitate Williams' alleged ownership of various properties, including a parcel of land in Rum Cay known as the "Tattnall Tract." The Tattnall Tract consists of 293.417 acres on the Josiah Tattnall tract (1-76) approximately 2300 feet west of Cotton Field Point in the vicinity of Munroe Beach on the Southern Coast of Rum Cay.

6. In addition, jurisdiction exists over Williams, pursuant to Florida Statutes Section 48.193(1)(a) (operating, conducting, engaging in, or carrying on a business or business venture in this state) (2007); Florida Statues Section 48. l93(1)(b) (committing a tortious act within this state)
(2007); and Florida Statutes Section 48.193(2) (engaging in substantial and not isolated activity in this state).

7. Plaintiff has retained Squire, Sanders & Dempsey, L.L.P. to represent it in this action. Plaintiff is obligated to pay Squire, Sanders & Dempsey reasonable attorney's fees and costs incurred in the preparation and prosecution of this case.

8. Plaintiff has incurred costs and fees in bringing this action.

9. All conditions precedent to bringing this action have been waived, excused, satisfied, or otherwise performed.


                            II. CREATION OF IPR
                                ---------------

10. On July 14, 2003 IPR filed a Certificate of Incorporation in the Bahamas. At the time of incorporation IPR had two incorporators, Devaughn Dames ("Dames") and Karen Sands ("Sands"). IPR's first meeting was held the same day, July 14, 2003. At this meeting Williams and Dames were elected as the sole directors of PR. Additionally, Williams was elected President of IPR and Dames was elected Secretary.

11. On July 2, 2004, IPR entered a Subscription and Shareholders' Agreement of IPR (the "agreement") with Island Premier Estates ("IPE"), ARG Holding ("ARG"), and S&W. This agreement divided IPR's stock equally between ARG and IPE. Pursuant to the agreement IPE caused S&W to transfer title to the Tattnall Tract to IPR. The agreement also provided that Charles R. Abele, Jr. will serve as the President of IPR and Williams will serve as the Vice President. (Agreement, Section 6.6-7). Additionally, Abele and Williams were appointed directors of IPR. (Agreement, Section 6.1). A true and correct copy of the agreement is attached as Exhibit A.

12. On December 16, 2004, the parties signed an Amended and Restated Subscription and Shareholders' Agreement (the "amended agreement"). The amended agreement redistributes the stock of IPR. Of a total 5000 shares, ARG owns 2500 and IPE owns 2500. (Agreement, p. 1). These shares are currently held in escrow at the law firm of Greenberg Traurig, P.A., Miami, Florida. A true and correct copy of the amended agreement is attached as Exhibit B.





                         III. WILLIAMS' OBLIGATIONS
                              ---------------------

13. In addition to a corporate officer's general fiduciary duties of loyalty, care, fair dealing, and confidentiality, Williams has specific duties as Vice President of IPR pursuant to Section 6.7 of the amended agreement. These duties include:

     (a) assisting the President in any and all efforts to obtain approvals for the Project through any governmental agency having jurisdiction;
     (b) assisting the President in the creation of any locally beneficial job creation programs and further assist the President in the approval of any required job or work permits for individuals or companies desirable to provide labor and other services to the Project during pre-development, development, construction, and operation;
     (c) assisting the President in collecting and investigating the conditions currently affecting and otherwise available to the site and the proposed development and make available any and all information regarding the Project that Williams has in his possession or reasonable control;
     (d) assisting the President in making any other presentations and attending any functions reasonably requested by the President with reasonable notice, including the President's initial presentations to capital providers, sub-developers and final product purchasers.

(Amended Agreement, Section 6.7 (a) - (d)).


                IV. WILLIAMS' ACTIONS AGAINST IPR'S INTERESTS
                    -----------------------------------------

14. When Williams initiated the agreement on behalf of IPR, he represented that he had good and marketable title to the Tattnall Tract. At this time Williams produced an abstract of title reflecting the same. This abstract of title was prepared by Miami attorney H. Benjamin Sands.

15. It later became known to IPR that Williams had in fact deleted key deeds from 1981 and 1987 in creating the abstract of title. Therefore, he knowingly advanced false and misguided representations asserting that he possessed good and marketable title.

16. During the course of his duties as a corporate officer and director of IPR, Williams repeatedly kept key documents and information secret from IPR. These actions constitute a direct violation of Williams' duties under the amended agreement Section 6.7(c) and general corporate fiduciary duties.

17. Since December 2006, Williams was paid a $10,000.00 a month salary in addition to his director's salary. The purpose of this additional salary was to promote Williams' efforts at obtaining good and marketable title to the Tattnall Tract and other lands in the Bahamas. IPR has discovered that Williams used this salary as a basis to pursue other ventures and usurp IPR's corporate opportunities in breach of his fiduciary duties.

18. In furtherance of his pursuit for personal gain, at the expense of IPR, Williams secretly met with parties in the Bahamas that claim title to the Tattnall Tract and secretly met with potential business partners of IPR. These meetings were outside Williams' inherent and apparent authority and outside the scope of his duties under the amended agreement.

19. Additionally, Williams disseminated confidential information belonging to IPR in breach of Section 6.7(c) of the amended agreement and his fiduciary duties. This illicit activity includes (without limitation) Williams' dissemination of IPR's business plans and information concerning the state of title held by IPR in various parcels of real estate.

20. Most egregiously, on November 13, 2007, Williams unilaterally hired Miami attorney, Patricia Cassells, to prepare a lawsuit on IPR's behalf. Williams did not at the time and does not now possess any authority to hire legal counsel or file lawsuits on behalf of IPR. At the direction of Williams, Cassells prepared a ten (10) page complaint purporting to be on behalf of IPR (the "Cassells complaint"). The Cassells complaint alleged numerous false representations against, among others, Montana Holdings Limited ("Montana"), which is in fact a potential business partner of IPR. A true and correct copy of the Cassells complaint is attached as Exhibit C.

21. Finally, on November 20, 2007, Williams filed a Notice of Termination of Director Charles R. Abele Jr. This document is clearly fraudulent and outside the scope of Williams' authority on behalf of IPR. At no time did ARG, a fifty percent (50%) shareholder of IPR, approve this termination. Therefore, the Notice of Termination is unavailing and of no moment. Indeed, the very notice itself enunciates this basic predicate. A true and correct copy of this filing is attached as Exhibit D.


                                   COUNT I:
                                   --------

                           (Breach of Fiduciary Duty)
                           --------------------------

22. Plaintiff realleges and incorporates by reference paragraphs 1 through 21 of this complaint as if fully set forth in this count.

23. Williams advanced certain material representations to IPR. IPR relied to its detriment on those representations and reposed trust and confidence in Williams. Those representations are averred in paragraphs 16 through 23 of this complaint.

24. Specifically, IPR relied on Williams to deliver good and marketable title to the Tattnall Tract, to keep IPR's business plans confidential, and to deliver key documents in his possession to IPR.

25. As a director and officer of IPR, Williams' conduct including (without limitation) purposefully exceeding the scope of his authority, misrepresenting his authority to third parties, refusing to deliver sensitive corporate documents to IPR, and disseminating confidential information regarding IPR's business plan were in clear breach of his fiduciary duties to IPR.

26. Williams' breach of fiduciary duty was willful, wanton, and malicious.

27. As a direct and proximate result of Williams' breach of fiduciary duty to IPR, IPR has suffered substantial compensatory damages, including damage to existing real estate development projects and existing business relationships.

     WHEREFORE, IPR demands judgment against Defendant, Williams, for compensatory damages, together with interest, costs, and such other and further relief as the Court deems just and proper.


                                  COUNT II:
                                  ---------

                             (Injunctive Relief)
                             -------------------

28. Plaintiff realleges and incorporates by reference paragraphs 1 through 21 of this complaint as fully set forth in this count.

29. Williams continues to endanger the capital investment, existing business relationships, and future business plans of IPR.

30. Williams' actions create a likelihood of irreparable harm, for which an adequate remedy at law is not available. Irreparable harm would result if Williams filed the Cassells complaint as he has threatened. Therefore, injunctive relief precluding him from filing any papers or pleadings in any court is necessary to prevent irreparable harm to IPR.

31. IPR has a substantial likelihood of success on the merits of this case. The Cassells complaint and Williams' retention of key documents from IPR, among other breaches of fiduciary duty, provide IPR with a substantial likelihood of success on the merits of this complaint.

32. The injunctive relief requested will not cause injury to Williams. Filing papers or pleadings on IPR's behalf is outside of Williams' authority under the amended agreement. Therefore, no injury will result to Williams if this injunction was granted.

33. Issuance of this injunction will not harm the public interest, in fact, it will be in furtherance of the public interest. Williams is a Miami-Dade County resident who has committed numerous breaches of fiduciary duty through his actions in Miami-Dade County. It would serve the public interest to enjoin Williams' ability to file fraudulent papers or pleadings on IPR's behalf in any court.

34. Plaintiff respectfully requests that this Court issue an injunction precluding Williams from filing further papers or pleadings in any court on behalf of IPR.

     WHEREFORE, IPR demands judgment against Defendant, Williams, for compensatory damages, together with interest, costs, and such other and further relief as the Court deems just and proper.







                                  COUNT III:
                                  ----------

                             (Declaratory Relief)
                             --------------------

35. Plaintiff realleges and incorporates by reference paragraphs 1 through 21 of this complaint as fully set forth in this count.

36. Plaintiff respectfully requests that this Court issue a declaration that the Notice of Termination filed by Williams is void and unenforceable. The Notice of Termination was never approved by fifty (50) percent shareholder ARG.

37. Issuance of this declaration does not require any factual determination and is limited to an interpretation of the amended agreement consonant with Bahamian law.

     WHEREFORE, IPR demands judgment against Defendant, Williams, for compensatory damages, together with interest, costs, and such other and further relief as the Court deems just and proper.


                           Demand for Trial by Jury
                           ------------------------

37. Plaintiff respectfully request a trial by jury of all facts so triable as a matter of law.




                                   Respectfully submitted,

                                   SQUIRE, SANDERS & DEMPSEY L.L.P.
                                   Attorneys for Island Premier Resorts, Ltd.
                                   200 South Biscayne Boulevard
                                   Suite 4000
                                   Miami, Florida 33131
                                   Telephone:  +1.305.577.7000
                                   Facsimile:  +1.305.577.7001
                                   E-mail:     pmartinezfraga@ssd.com

                                   By:  /s/Pedro J. Martinez-Fraga
                                        --------------------------
                                        Pedro J. Martinez-Fraga
                                        Florida Bar No.: 752282
                                        Leah B. Storie
                                        Florida Bar No.: 0042522